Exhibit 99.1

PERDIGÃO S. A.

CNPJ 01,838,723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 8th/2006

ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: August 21, 2006, at 11:00 a.m., at Route BR-060, km 394, Rio Verde, GO. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Election of Alternate Member of the Board of Directors: The Board authorized, in terms of Paragraph 5 Article 16 of the Company Bylaws, the election, ad referendum, of the next General Shareholders Meeting, Mrs Susana Hanna Stiphan Jabra, brazilian, economist, divorced, identity document (RG) number 7,366,839-4/SSP-SP, taxpayers’ registration document (CPF) number 037,148,408-18, resident at Rio de Janeiro, RJ, as alternate member substituing Mr Klítia Valesca Bicalho de Sá, with mandate coincident with the others members. 2) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Luís Carlos Fernandes Afonso; Almir de Souza Carvalho; Jaime Hugo Patalano; Francisco Ferreira Alexandre; Sérgio Wilson Ferraz Fontes. (I do hereby certify that the present is a summary of the original minute transcribed in the Book number 1 of Ordinary and Extraordinary Minutes of the Meetings of the Board of Directors of the Company, at page 154).